Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Company Contact:
Matthew Zintel	Debbie Kaye
Zintel Public Relations	Corporate Communications Manager
matthew.zintel@zintelpr.com	debbie.kaye@aladdin.com
310.574.8888	646.468.0481

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Announces Date of Third
Quarter 2008 Results, Conference Call and Webcast

TEL AVIV, ISRAEL, October 3, 2008, – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today announced it will release financial results for the third quarter ended September 30, 2008 before the opening of trading in New York on Thursday, October 16, 2008. The financial results will be released over the news wires and will also be posted on the Aladdin Web site.

The Company will host a conference call, to be simultaneously Webcast, on Thursday, October 16, 2008 at 9:00 a.m. Eastern Time / 4:00 p.m. Israel Time. A question and answer session will follow management’s presentation. To participate, please call the following numbers 10 minutes before the hour:

Phone Number + 1 (866) 345-5855 (North America)
Phone Number +972 (3) 918-0609 (International)

A live Webcast of the conference call will be available on the Aladdin Web site at www.Aladdin.com. Please visit the Web site at least 15 minutes early to register for the Webcast and download any necessary audio software.

A replay of the call will be available until November 15, 2008 at 11:59 p.m., Eastern Time. Please call:

Phone Number +1 (888) 782-4291 (North America)
Phone Number +972 (3) 925-5936 (International)

About Aladdin
Aladdin Knowledge Systems (NASDAQ: ALDN) is an information security leader with offices in 12 countries, a worldwide network of channel partners, and numerous awards for innovation. Aladdin eToken is the world’s #1 USB-based authentication solution, offering identity and access management tools that protect sensitive data. Aladdin SafeWord two-factor authentication technology protects companies’ important information assets and applications. Aladdin HASP SRM boosts growth for software developers and publishers through strong anti-piracy protection, IP protection, and secure licensing and product activation. Aladdin eSafe delivers real-time intelligent Web gateway security that helps protect data and networks, improves productivity, and enables compliance. Visit www.Aladdin.com.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, SafeWord, Eutronsec, Aladdin Knowledge Systems and the Aladdin logos are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.